UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Erik B. Levitt
Principal Financial Officer
Hammer Fiber Optics Holdings Corp
6151 Lake Osprey Drive
Sarasota, FL 34 240

Re: Hammer Fiber Optics Holdings Corp
Form 10-K for Fiscal Year Ended July 31, 2025
File No. 001-35876

Dear Erik B. Levitt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology